Exhibit 34.1
Report of Independent Registered Public Accounting Firm
The Board of Directors
Public Service Company of New Mexico:
We have examined management’s assertion, included in the accompanying Assessment of Compliance with Applicable Servicing Criteria, that the Public Service Company of New Mexico (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the energy transition bonds issued by PNM Energy Transition Bond Company I, LLC (the “Platform”), except for Servicing Criteria 1122(d)(1)(ii)-1122(d)(1)(iv), 1122(d)(2)(vi), 1122(d)(4)(iii), 1122(d)(4)(v), 1122(d)(4)(ix)-1122(d)(4)(xiii) and 1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the Platform (the “Servicing Criteria”) as of and for the period from November 15, 2023 through December 31, 2023. The Company has determined that Servicing Criterion 1122(d)(2)(i) is applicable with respect to the Platform only as it relates to the Company’s obligation to remit Series Charges to the Indenture Trustee based on estimated collections using a weighted average balance of days outstanding on the Company’s retail bills. With respect to Servicing Criteria 1122(d)(1)(v), 1122(d)(2)(i), 1122(d)(2)(ii), 1122(d)(2)(iii), 1122(d)(3)(i), 1122(d)(3)(ii), 1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(iv), 1122(d)(4)(vi), 1122(d)(4)(vii), 1122(d)(4)(viii), and 1122(d)(4)(xiv), the Company has determined that there were no activities performed as of and for the period from November 15, 2023 through December 31, 2023 with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities. Management is responsible for the Company’s compliance with the Servicing Criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the Servicing Criteria based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants to obtain reasonable assurance and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the Servicing Criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing the asset-backed transaction and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the Servicing Criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the asset-backed transaction included in the Platform. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the Servicing Criteria.
We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the examination engagement.

In our opinion, management’s assertion that the Public Service Company of New Mexico complied with the aforementioned Servicing Criteria as of and for the period from November 15, 2023 through December 31, 2023 is fairly stated, in all material respects.
/s/KPMG LLP
Chicago, Illinois
March 25, 2024
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